EXHIBIT 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Year ended December 31, (in millions, except ratios)	2012
Excluding interest on deposits
Income before income tax expense	$28,917
Fixed charges:
Interest expense	8,498
One-third of rents, net of income from subleases (a)	554
Total fixed charges	9,052
Add: Equity in undistributed loss of affiliates	172
Income before income tax expense and fixed charges, excluding capitalized interest	$38,141
Fixed charges, as above	$9,052
Ratio of earnings to fixed charges	4.21
Including interest on deposits
Fixed charges, as above	$9,052
Add: Interest on deposits	2,655
Total fixed charges and interest on deposits	$11,707
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$38,141
Add: Interest on deposits	2,655
Total income before income tax expense, fixed charges and interest on deposits	$40,796
Ratio of earnings to fixed charges	3.48

(a)	The proportion deemed representative of the interest factor.